NEWS RELEASE

Birch Mountain Signs Co-Development Agreement
and Closes Private Placement

CALGARY, September 4, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that it has closed a non-brokered private placement of 200,000 units ("Units") at a price of $0.30 per Unit, with a hold period expiring December 27, 2003. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.50 per share for a period of 12 months from closing. Proceeds from the financing will be applied to on-going operations and to advance the limestone aggregate and quicklime business opportunity in the oil sands area of northeast Alberta.

Precious Metals

Birch Mountain announces the signing of a co-development agreement with Canadian Natural Resources Limited ("Canadian Natural"), that facilitates cooperation in respect of activities on lands where Canadian Natural holds the oil sands rights and Birch Mountain holds the overlapping metallic and industrial minerals rights. The co-development agreement with Canadian Natural is similar to agreements in place with Syncrude Canada Ltd., Suncor Energy Inc. and Albian Sands Energy Inc.

Birch Mountain's land holdings in northeastern Alberta total 424,268 ha (1,048,385 ac) of metallic and industrial mineral permits and leases. The land holdings are broadly centered on the areas of active oil sands development.

Industrial Minerals

Birch Mountain has received a number of unsolicited enquiries from companies seeking a strategic or business relationship to produce aggregate and quicklime products from the proposed limestone quarry. The Corporation is engaged in discussions with interested parties and is evaluating its options for this project.

The Corporation is completing its response to the Request for Information ("RFI") from a major oil sands company regarding a supply of quicklime. Upon submission of the RFI, Birch Mountain expects to enter into negotiations for a long-term quicklime supply contract. The quicklime market in the oil sands area has two principal applications, removing sulphur dioxide from plant emissions and large-scale water treatment. Birch Mountain believes that the combined requirements will justify a dedicated local manufacturing facility to serve the growing oil sands industry.

Birch Mountain is conducting biophysical fieldwork as part of its environmental impact assessment for a permit to operate a limestone quarry, which it expects to file with the Alberta government late this year. Subject to regulatory approval and financing, aggregate operations and sales are expected to commence in 2004. Excluding the proposed quarry, the currently known supply of aggregate in the Fort McMurray area is limited relative to a growing demand that currently exceeds 10 million tonnes per year.

A short field program was conducted in summer 2003 at the site of the proposed quarry. Fieldwork focused on establishing the areal distribution of the Upper Quarry Unit ("UQU"), a surface calcinable limestone that was identified in the winter 2002-03 limestone delineation drill program. Results of fieldwork, along with new data from re-analysis of outcrop samples collected in summer 2001, indicates that the UQU is likely thicker and more extensive than previously believed. The new information has been used to identify targets for drilling and trenching in a field program expected to be conducted this fall.

Birch Mountain's technical divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838         Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.